Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 22, 2012, relating to the financial statements and financial statement schedules of The Allstate Corporation and the effectiveness of The Allstate Corporation’s internal control over financial reporting (which reports express an unqualified opinion and includes an explanatory paragraph relating to a change in The Allstate Corporation’s recognition and presentation for other-than-temporary impairments of debt securities in 2009), appearing in the Annual Report on Form 10-K of The Allstate Corporation for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
April 30, 2012